GTY Technology Holdings Inc.

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

May 28, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Matthew Crispino

Re:	GTY Technology Holdings Inc.

Registration Statement on Form S-3, filed on Form S-1

Filed February 27, 2019, as amended

File No. 333-229926

Dear Mr. Crispino:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, GTY Technology Holdings Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on May 28, 2019, or as soon thereafter as practicable.

Please call Elliott M. Smith of Winston & Strawn LLP at (212) 294-6787 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

GTY TECHNOLOGY HOLDINGS INC.

By:	/s/ Harry L. You
Name: Harry L. You
Title: Chief Financial Officer

cc:	Elliott M. Smith, Winston & Strawn LLP